TIAA Real Estate Account c/o Teachers Insurance and Annuity Association of America 730 Third Avenue New York, NY 10017 United States of America	Judy Bartlett, Esq. Senior Director and Associate General Counsel Product & Distribution Law (914) 815-2026 (tele) JUDY.BARTLETT@tiaa.org
April 26, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
202-551-3585 (tele)
Attention: Stacie Gorman

Re: TIAA Real Estate Account
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
(as amended, the “Registration Statement”) (File No. 333-277927)

Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, on behalf of the TIAA Real Estate Account (the “Company”), hereby requests to accelerate the effectiveness date of the Company’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Wednesday, May 1, 2024.

The Company hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIAA REAL ESTATE ACCOUNT

By:     TEACHERS INSURANCE AND ANNUITY
    ASSOCIATION OF AMERICA

By: /s/ Judy Bartlett
Name: Judy Bartlett, Esq.
Title: Senior Director and Associate General Counsel